Filed pursuant to Rule 424(b)(3)

File No. 333-218991

Prospectus Supplement No. 2 Dated January 17, 2018

(To Prospectus Dated October 27, 2017, as updated and supplemented by Prospectus Supplement No. 1, dated November 22, 2017)

JERASH HOLDINGS (US), INC.

 1,591,750 Shares of Common Stock and

up to 74,000 Shares of Common Stock Underlying Warrants

This Prospectus Supplement No. 2 (the “Prospectus Supplement”) updates and supplements the prospectus of Jerash Holdings (US), Inc. (the “Company,” “we,” “us,” or “our”) dated October 27, 2017, as updated and supplemented by Prospectus Supplement No. 1, dated November 22, 2017 (collectively, the “Prospectus”). The purpose of this Prospectus Supplement is to:

A.	update the Prospectus with the attached document, Current Report on Form 8-K, which we filed with the Securities and Exchange Commission on January 16, 2018; and
B.	update disclosure relating to the Company’s website.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors section beginning on page 8 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 17, 2018.

PROSPECTUS UPDATES

Our Corporate Information

The second sentence of the second paragraph under the heading “Our Corporate Information” on page 5 of the Prospectus is hereby deleted and replaced with the following disclosure.

“Our website address is www.jerashholdings.com.”

Where You Can Find More Information

The third sentence of the third paragraph under the heading “Where You Can Find More Information” on page 52 of the Prospectus is hereby deleted and replaced with the following disclosure.

“We maintain a website at www.jerashholdings.com.”

Index to Filings

Annex

Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2018.	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	January 12, 2018

Jerash Holdings (US), Inc.
(Exact name of registrant as specified in its charter)

Delaware	333-218991	81-4701719
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

147 W. 35th Street, Room #1603, New York, NY	10001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(212) 575-9085

Al-Tajamouat Industrial Estate, Sahab - P.O. Box 22, Amman, 11636, Jordan
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 12, 2018, Jerash Holdings (US), Inc.’s (the “Company”) wholly owned subsidiary, Treasure Success International Limited, a limited company incorporated in Hong Kong, entered into a Consulting Agreement (the “Agreement”) with Yukwise Limited, a Hong Kong limited liability company. Pursuant to the Agreement, Yukwise Limited will receive $300,000 annually commencing January 1, 2018 for Choi Lin Hung’s services as the principal executive officer of the Company. Mr. Choi wholly owns Yukwise Limited.

The initial term of the Agreement ends on March 31, 2018, and then the Agreement will automatically renew for subsequent one-month terms until the Agreement is terminated by either party pursuant to its terms. An initial retainer in the amount of $25,000 was paid to Mr. Choi pursuant to the Agreement on January 12, 2018.

The preceding description of the Agreement is a summary of its material terms, does not purport to be complete, and is qualified in its entirety by reference to the Employment Agreement, a copy of which is being filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Consulting Agreement, effective January 12, 2018, by and between Treasure Success International Limited and Yukwise Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JERASH HOLDINGS (US), INC.

Dated: January 16, 2018	By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer

Exhibit 10.1

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the “Agreement”) is made as of January 12, 2018, (Effective Date) between Treasure Success International Limited, a limited company incorporated in Hong Kong, with a company number 2398596 and its registered office at 19/F, Ford Glory Plaza, 37-39, Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong and Yukwise Limited, a limited liability company created and existing under the laws of Hong Kong with and address at 19/F, Ford Glory Plaza, 37-39, Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong (“Consultant”) (Company and Consultant are each a “Party” and collectively the “Parties”).

WHEREAS, Consultant is experienced in management of garment trading and manufacturing, marketing and banking.

WHEREAS, Company desires to retain Consultant to provide general management services and Consultant agrees to provide such services, in accordance with the terms and conditions set forth in this Agreement.

Now, Therefore, in consideration of the premises, mutual covenants, terms and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.                  Services. Consultant shall serve as Chief Executive Officer of Company and will provide high level advisory and general management services to the Company.

2.                  Appointment; Term. The Company hereby formally appoints Consultant and Consultant hereby formally accepts appointment as an independent consultant for the Company, subject to the terms and conditions of this Agreement. The term of this Agreement shall commence on January 1, 2018 (Commencement Date) and shall continue for three (3) months (the “Term”). This Agreement shall automatically renew for subsequent one (1) month terms unless terminated by either Party.

3.                  Contractor. In the performance of the work, duties and obligations undertaken by Consultant under this Agreement, it is mutually understood and agreed that Consultant is at all times acting and performing as a contractor. Consultant agrees to provide the services within the parameters established by Company, but Consultant will retain the right to determine the day-to-day methods by which the services will be performed. In connection with the provision of Services, Consultant shall:

A.                Provide the services as a contractor and nothing herein shall be deemed to constitute or render the Parties as joint venturers, partners or employer and employee, and Company shall have no right or obligation with respect to Consultant except as set forth in this Agreement;

B.                 Be fully responsible for the payment of all profit taxes and any other taxes or payment which may be due and owing by Consultant as the result of fees or amounts paid by Company under this agreement, and Consultant shall indemnify and hold Company harmless from any such payment which may be due and owing by Consultant; and

C.                 Provide for, secure, and/or be solely responsible for any and all required fees, permits, workers’ Compensation coverage, unemployment insurance, disability insurance, provident fund contributions, income tax withholding and any other insurance or taxes, including but not limited to profit taxes, for any person performing the services pursuant to this Agreement.

4.                  Use of the Company Facilities, Equipment. Consultant shall have a dedicated workspace or equipment at the Company offices.

5.                  Ownership of Work Product. All work product developed by Consultant, in whole or in part, either alone or jointly with others, during the Term and any subsequent renewal term, which may relate in any manner to the actual or anticipated business, work, research or development of the Company, or which result, to any extent, from the services performed by Consultant for the Company, or use of the Company’s Confidential Information (as defined below), will be the sole property of the Company.

6.                  Compensation. Consultant shall initially be paid $300,000.00 USD per annum for its services based upon approximately 30 hours of service per week and/or 120 hours per month, to be paid in the following manner:

Fees payable in advance on a monthly basis by the Company into an account nominated by the Consultant in writing within 10 days’ of receipt of an invoice issued at the end of each month by the Consultant with an initial retainer in the amount of $25,000.00 due at the time of executing this Agreement. Compensation should be started to pay from Commencement Date.

The Company and Consultant agree to negotiate in good faith to increase Consultant’s compensation upon an increase in duties or time committed to providing services subject to any corporate governance requirements and procedures of the Company.

7.                  Expenses. Company shall promptly reimbursement Consultant for travel related expenses incurred in the ordinary course of providing services outlined in this agreement. Reimbursable expenses shall not be limited to but shall include costs of airfare, hotels, business meals when traveling, and mileage reimbursement. Consultant shall provide a formal accounting of all expenses including receipts on a monthly basis for approval and payment. Payment will be deposited into an account nominated by the Consultant in writing within 30 days after submission.

8.                  Termination. This Agreement shall automatically renew unless terminated by either Party. This Agreement may be terminated upon mutual written consent of the Consultant and Company. At any time after the three (3) months hereof, Consultant may terminate this Agreement (a) upon thirty (30) days’ prior written notice to the Company or (b) immediately if Consultant’s agent is subject to materially diminished duties or responsibilities provided that should a replacement management personnel be retained by the Company such replacement shall not constitute diminished duties or responsibilities. The Company may terminate this Agreement without prior notice and without further obligation for reasons of just cause (e.g., fraud, theft, conviction of a felony, improper or dishonest action or significant acts of misconduct), on the part of Consultant or any of Consultant’s agents providing services to the Company. The Company may terminate this Agreement without cause (i) upon ten (10) days’ written notice.

9.                  Notices. All notices and other communications required hereunder must be in writing and shall be deemed to have been duly given only when personally delivered, as follows:

If to the Company:

Treasure Success International Limited

19/F, Ford Glory Plaza,

37-39, Wing Hong Street,

Cheung Sha Wan,

Kowloon,

Hong Kong

Attn: Mr. Eric Tang

If to Consultant:

Yukwise Limited

19/F, Ford Glory Plaza,

37-39, Wing Hong Street,

Cheung Sha Wan,

Kowloon,

Hong Kong

Attn: Mr. Samuel Choi

or to such other addresses as either party hereto shall furnish to the other by notice given in accordance with this section. Unless otherwise specified herein, such notices or other communications shall be deemed received (i) the date delivered, if delivered personally, and (ii) five (5) days after being sent, if sent via first class mail.

10.              Confidentiality; Non-competition.

A.                Consultant shall keep secret and retain the confidential nature of all Confidential Information (as defined herein) belonging to the Company and take such other precautions with respect thereto as the Company, in its sole discretion, may reasonably request. Consultant shall not at any time, whether before or after the termination of this Agreement, use, copy, disclose or make available any Confidential Information (as defined herein) to any corporation, governmental body, individual, partnership, trust or other entity (a “Person”); except that Consultant may use, copy or disclose to any Person any Confidential Information (as defined herein) (i) to the extent required in the performance of the Services, (ii) to the extent it becomes publicly available through no fault of Consultant, and (iii) to the extent Consultant is required to do so pursuant to applicable law or court order.

B.                 For purposes of this Agreement, “Confidential Information” shall mean all information pertaining to the affairs and operations of the Company that is not generally available to the public and that the Company desires to keep confidential, including, but not limited to, trade secrets, inventions, financial information, information as to customers, clients or patients, and suppliers, sales and marketing information, and all documents and other tangible items relating to or containing any such information. Consultant acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Company.

C.                 All Confidential Information disclosed or made available by the Company to Consultant shall at all times remain the personal property of the Company and all documents, lists, plans, proposals, records, electronic media or devices and other tangible items supplied to Consultant that constitute or contain Confidential Information shall, together with all copies thereof, and all other property of the Company, be returned to the Company immediately upon termination of this Agreement for whatever reason or sooner upon demand.

D.                Consultant acknowledges that a breach of the provisions of this Section 8 shall cause irreparable harm to the Company for which it will have no adequate remedy at law. Consultant agrees that the Company may, in its sole discretion, obtain from a court of competent jurisdiction an injunction, restraining order or other equitable relief in favor of itself restraining Consultant from committing or continuing any such violation. Any right to obtain an injunction, restraining order or other equitable relief hereunder will not be deemed a waiver of any right to assert any other remedy which the Company may have in law or in equity.

E.                 The confidentiality, non-competition and non-solicit obligations set forth herein shall survive for a period of twelve (12) months after the termination or expiration of this Agreement.

11.              Indemnification. Consultant and Company shall mutually indemnify, defend (with counsel chosen by the Company), and hold each other harmless from and against any and all claims, losses, damages, liabilities, actions, costs and expenses, including, but not limited to, reasonable legal fees and expenses, paid or incurred by the other party and arising directly and indirectly out of: (i) any breach of this Agreement by the either party, (ii) any breach by either party of written policies or standards for the Company or (iii) any other act or omission of either party.

12.              Miscellaneous.

A.                Governing Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the laws of Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction. In the event that any legal proceedings are commenced in any court with respect to any matter arising under this Agreement, Consultant and the Company hereto specifically consent and agree that the venue of any such action shall be in the courts of Hong Kong and each of Consultant and the Company hereby waive any claim that such venue is an inconvenient forum for the resolution of such proceeding.

B.                 Entire Agreement. This Agreement constitutes the entire agreement of the Parties hereto and supersedes any prior agreement or understanding, whether oral or written, between the Parties hereto with respect to the subject matter hereof. This Agreement may not be terminated, modified or amended orally or by any course of conduct or usage of trade but only by an agreement in writing duly executed by the Parties hereto.

C.                 Assignment. This Agreement may not be assigned by either Party without the prior written consent of a duly authorized officer of the other Party. The merger or consolidation of a Party, or the sale of all or substantially all of the assets or shares of a Party hereto, shall not be deemed an assignment of this Agreement.

D.                Counterparts. This Agreement may be executed in one or more counterparts, including by means of facsimile or email, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

E.                 Severability. The invalidity of any provision of this Agreement or portion of a provision shall not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have entered into this Consulting Agreement as of the Effective Date set forth above.

TREASURE SUCCESS INTERNATIONAL LIMITED

By:	/s/ Eric Tang
Name:	Eric Tang
Title:	Administration Manager

YUKWISE LIMITED

By:	/s/ Samuel Choi
Name:	Samuel Choi
Title:	Director